                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                                (AMENDMENT NO. 3)
                             LIFE TECHNOLOGIES, INC.
                              (NAME OF THE ISSUER)

                               DEXTER CORPORATION
                        DEXTER ACQUISITION DELAWARE, INC.
                     (NAME OF THE PERSONS FILING STATEMENT)

                      COMMON STOCK $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    532177201
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                               -----------------

                              BRUCE H. BEATT, ESQ.
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               DEXTER CORPORATION
                                 ONE ELM STREET
                             WINDSOR LOCKS, CT 06096
                                 (860) 292-7675
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
        NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)

                               -----------------

                                    COPY TO:
                              JERE R. THOMSON, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939

         Dexter Acquisition Delaware, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Dexter Corporation, a Connecticut corporation ("Parent") and Parent hereby amend and supplement their Rule 13e-3 Transaction Statement on Schedule 13E-3, filed with the Securities and Exchange Commission (the "Commission") on November 2, 1998, as amended by Amendments No. 1 and No. 2 thereto filed with the Commission on November 5, 1998 and November 12, 1998, respectively (as so amended, the "Schedule 13E-3"). Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 13E-3.


ITEM 4. TERMS OF THE TRANSACTION.

         Item 4(a) is hereby amended by amending and restating in its entirety "THE TENDER OFFER--Certain Conditions of the Offer" in the Offer to Purchase as follows:

         CERTAIN CONDITIONS OF THE OFFER

              Notwithstanding any other term or provision of the Offer, Purchaser shall not be required to accept for payment, or, subject to any applicable rules and regulations of the Commission, including Rule 14e- 1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), accept for payment, purchase or pay for any Shares of the Company tendered, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for any Shares, if (i) the Minimum Condition has not been satisfied prior to the Expiration Date, or (ii) at any time prior to the Expiration Date, any of the following shall occur or exist:

                  (a) there shall have been threatened, instituted or be pending any action, proceeding, application, claim or counterclaim by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, (i) challenging the acquisition by Parent or Purchaser of the Shares or seeking to restrain or prohibit the making or consummation of the Offer or the Second Step Merger; (ii) seeking to obtain from Parent or Purchaser any damages, fines or legal sanctions relating to the Offer or the Second Step Merger; (iii) seeking to prohibit or limit the ownership or operation by Parent or Purchaser or any of their affiliates of any portion of the business or assets of the Company or to compel Parent or Purchaser or any of their affiliates to dispose of or hold separate all or any portion of the business or assets of the Company or seeking to impose any limitation on the ability of Parent or Purchaser or any of their affiliates to conduct such business or own such assets; (iv) seeking to impose or confirm limitations on the ability of Parent or Purchaser or any of their affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent or Purchaser or any of their affiliates on all matters properly presented to the Company's stockholders; (v) seeking to require divestiture by Parent or Purchaser or any of their affiliates of any Shares; or (vi) which would otherwise in the judgment of Purchaser or Parent (which shall be reasonably exercised), materially adversely affect the Company or adversely affect the benefits which Purchaser or Parent expects to derive from the successful completion of the Offer and/or the Second Step Merger; or

                  (b) there shall be any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, promulgated, entered, enforced, issued or deemed applicable to the Offer, the Second Step Merger, or other similar business combination by Purchaser or any affiliate of Parent with the Company, or any other action shall have been taken by any government, governmental authority or agency or court with respect to a proceeding described in paragraph (a) above, domestic or foreign, that has, or, in Parent's discretion (which shall be reasonably exercised), could be expected to result in, any of the consequences referred to in paragraph (a) above; or

                  (c) any approval, permit, authorization, favorable review or consent of any court or governmental entity shall not have been obtained on terms satisfactory to Parent or Purchaser in their discretion (which shall be reasonably exercised) or Parent or Purchaser is advised, or otherwise has reason to believe, that any such approval, permit, authorization, review or consent will be denied or substantially delayed, or will not be given other than upon terms or conditions that would, in Parents' or Purchaser's judgment (which shall be reasonably exercised), make it impracticable to proceed with the Offer; or

                  (d) any change shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change) in the business, properties, assets, liabilities, capitalization, stockholder's equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company that, in the judgment of Parent(which shall be reasonably exercised), is or may be materially adverse to the Company or to the value of the Shares to Purchaser, Parent or any other affiliate of Parent or Purchaser, or Parent or Purchaser shall have become aware of any facts that, in the judgment of Parent or Purchaser (which shall be reasonably exercised), have or may have material adverse significance with respect to either the value of the Company or the value of the Shares to Purchaser, Parent or any other affiliate of Parent; or

                  (e) there shall have occurred or been threatened (i) any
              general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, Inc., any other national securities exchange or in the over-the-counter market in the United States; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); (iii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States or abroad or in the market price of Shares; (iv) any material change in United States currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefor; (v) the commencement of a war or armed hostilities or other international calamity directly or indirectly involving the United States; or
              (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

                  (f) unless Parent shall have consented in writing, the Company shall have (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization; (ii) issued, distributed, pledged or sold, or authorized, proposed or announced the issuance, distribution, pledge or sale of (A) any shares of capital stock (including, without limitation, the Shares), or securities convertible into any such shares, or any rights, warrants or options to acquire any such shares or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for Shares; (iii) purchased or otherwise acquired or caused a reduction in the number of, or proposed or offered to purchase or otherwise acquire or cause a reduction in the number of, any outstanding Shares or other securities of the Company; (iv) declared or paid any dividend or distribution on any shares of capital stock or issued, or authorized, recommended or proposed the issuance of, any other distribution in respect of the Shares, whether payable in cash, securities or other property, or altered or proposed to alter any material term of any outstanding security; (v) issued, or announced its intention to issue, any debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with its past practice; (vi) authorized, recommended, proposed or publicly announced its intention to enter into (A) any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets or securities or disposition of assets or securities other than in the ordinary course of business, (B) any material change in its capitalization,
              (C) any release or relinquishment of any material contract rights, or (D) any comparable event not in the ordinary course of business; (vii) authorized, recommended or proposed or announced its intention to authorize, recommend or propose any transaction which could adversely affect the value of the Shares; (viii) proposed, adopted or authorized any amendment to its Certificate of Incorporation or Bylaws or similar organizational documents or Purchaser or Parent shall have learned about any such proposal or amendment which shall not have been previously disclosed; (ix) entered into any new material contracts or canceled or substantially changed the terms of any existing material contracts; or (x) agreed in writing or otherwise to take any of the foregoing actions; or

                  (g) the Company shall have (i) entered into any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business; (ii) entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any employee as a result of or in connection with the transactions contemplated by the Offer, the Second Step Merger or other business combination; or (iii) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement and Income Security Act of 1974, as amended) of the Company, or Purchaser shall have become aware of any such action that was not disclosed in publicly available filings prior to the date of this Offer to Purchase; or

                  (h) Purchaser, Parent or another affiliate of Parent and the
              Company shall have entered into an agreement that the Offer be terminated or amended or Purchaser, Parent or another affiliate of Parent shall have entered into an agreement with the Company providing for a merger or other business combination with the Company, which, in the judgment of Parent or Purchaser (which shall be reasonably exercised) in any such case, and regardless of the circumstances (including any action or inaction by Purchaser, Parent or any affiliate of Parent) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

              The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such condition and may be waived by Parent or Purchaser, in whole or in part, at any time and from time to time, in its discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Parent or Purchaser concerning the events described above will be final and binding upon all parties.

              Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned by the Depositary to the tendering stockholders.

ITEM 16. ADDITIONAL INFORMATION.

(a) Item 16 is hereby amended by the addition of the following paragraph as the new fourth paragraph under "SPECIAL FACTORS--Background of the Offer" in the Offer to Purchase:

                  The presentation of Merrill Lynch at such meetings (the "June Presentation") was based solely on publicly-available information and estimates of future financial results published by First Call Corporation and selected brokerage firms and was used to assist Parent in determining the appropriate price for the Proposal. Such presentation analyzed the pro forma effect on Parent of a transaction involving a hypothetical offer price of $38.00 per share and a sensitivity analysis of plus or minus $1.00 per share (the "Hypothetical Range"). The presentation also included analyses similar to those analyses described below under "--Analysis of Financial Advisor to Parent-Analyses of Selected Comparable Publicly Traded Companies" and "-Analysis of Change of Control Acquisitions". For purposes of comparing implied multiples, Merrill Lynch used the mid-point of the Hypothetical Range, which represented a premium of 19.2% over the Company's closing price on NASDAQ (as defined below) of $31.88 per share on June 22, 1998. The full text of the June Presentation has been included as Exhibit (g)(6) to the Schedule 13E-3 and the Schedule 14D-1 and the foregoing summary is qualified in its entirety by reference to such Exhibit. See the last five paragraphs under "--Analysis of Financial Advisor to Parent" for qualifying statements as to the October 23, 1998 presentation of Merrill Lynch which qualifying statements apply to its June Presentation as well, including as to any projections included therein.

(b) Item 16 is hereby amended by amending and restating in its entirety the fifth paragraph under "SPECIAL FACTORS--Background of the Offer" in the Offer to Purchase:

                  On July 6, 1998, in a special meeting of the Parent Board, the Parent Board authorized Mr. Walker to make a proposal on behalf of Parent to acquire all of the shares of the Company not currently owned by Parent for $37.00 in cash. Such price represented a premium of 20.1% over the Company's closing price on NASDAQ of $30.81 per share on July 2, 1998.

(c) Item 16 is hereby amended by amending and restating in its entirety the twenty-sixth paragraph under "SPECIAL FACTORS-Background of the Offer" in the Offer to Purchase:

         On October 14, 1998, the Parent Board held a special telephonic meeting to receive report s on the Proposal from Parent's management and its financial advisor on the Special Committee's response to the Proposal and related matters. The presentation of Merrill Lynch set forth in its October 14, 1998 presentation contained analyses similar to those set forth in its October 23, 1998 presentation and described under "--Analyses of Financial Advisor to Parent". Such presentation also analyzed the pro forma impact of the transaction on Parent. All such analyses used the Offer Price. The full text of Merrill Lynch's written presentation delivered to the Parent Board on October 14, 1998 has been included as Exhibit (g)(7) to the Schedule 13E-3 and the Schedule 14D-1 and the foregoing summary is qualified in its entirety by reference to such Exhibit. See the last five paragraphs under "--Analysis of Financial Advisor to Parent" for qualifying statements as to the October 23, 1998 presentation of Merrill Lynch which qualifying statements apply to its October 14, 1998 presentation as well, including as to any projections included therein.

(d) Item 16 is hereby amended by amending and restating in its entirety the second sentence in the twenty-ninth paragraph under "SPECIAL
FACTORS--Background of the Offer" in the Offer to Purchase as follows:

                  See "CERTAIN FACTORS--Fairness of the Offer" and "--Analysis of Financial Advisor to Parent".

(e) Item 16 is hereby amended by amending and restating in their entirety the third and fourth full paragraphs under "THE TENDER OFFER--Certain Information Concerning the Company--Projections" in the Offer to Purchase as follows:

              THE PROJECTIONS SET FORTH ABOVE WERE NOT PREPARED BY PARENT OR PURCHASER. THE PROJECTIONS ARE INCLUDED HEREIN SOLELY BECAUSE SUCH INFORMATION WAS FURNISHED TO PARENT ON BEHALF OF THE SPECIAL COMMITTEE. FOR THE REASONS SET FORTH AND REFERRED TO UNDER THE HEADINGS, "SPECIAL FACTORS--BACKGROUND OF THE OFFER", "--FAIRNESS OF THE OFFER" AND "--ANALYSIS OF FINANCIAL ADVISOR TO PARENT", PARENT DISAGREES WITH CERTAIN IMPORTANT ASPECTS OF THE PROJECTIONS AND THE INCLUSION OF THE PROJECTIONS IN THIS OFFER TO PURCHASE SHOULD NOT BE REGARDED AS AN INDICATION THAT PARENT, PURCHASER OR PARENT'S FINANCIAL ADVISOR, OR PARENT'S OR PURCHASER'S OFFICERS AND DIRECTORS, CONSIDER SUCH INFORMATION TO BE ACCURATE OR RELIABLE. NONE OF SUCH PERSONS OR ENTITIES ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY THEREOF.

              IN ADDITION, THE MATTERS DISCUSSED ABOVE UNDER THIS HEADING, "THE TENDER OFFER --CERTAIN INFORMATION CONCERNING THE COMPANY --PROJECTIONS" TOGETHER WITH OTHER MATTERS SET FORTH UNDER THE HEADING, "SPECIAL FACTORS --BACKGROUND OF THE OFFER", "--FAIRNESS OF THE OFFER" AND "--ANALYSIS OF FINANCIAL ADVISOR TO PARENT" ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. STOCKHOLDERS ARE CAUTIONED THAT, IN ADDITION TO OTHER FACTORS SET FORTH UNDER "SPECIAL FACTORS --BACKGROUND OF THE OFFER", "--FAIRNESS OF THE OFFER" AND "--ANALYSIS OF FINANCIAL ADVISOR TO PARENT", THE FOLLOWING FACTORS MAY CAUSE THE COMPANY'S ACTUAL FINANCIAL PERFORMANCE TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN SUCH FORWARD-LOOKING STATEMENTS; PRESSURE ON GROWTH RATES FROM COMPETITION AND REDIRECTED FOCUS FROM CORE BUSINESS; CURRENT ECONOMIC CONDITIONS; HISTORICALLY LOWER R&D PRODUCTIVITY THAN THAT PROJECTED IN THE R&D PROJECTIONS UTILIZED BY GOLDMAN SACHS; ABSENCE OF HISTORY OF COMPANY'S SUCCESSFUL COMMERCIALIZATION OF THE SIGNIFICANT NUMBER OF MAJOR NEW PRODUCTS REFLECTED IN SUCH R&D PROJECTIONS; TECHNOLOGICAL RISKS INHERENT IN R&D PIPELINE; AND ABSENCE OF HISTORY OF REVENUE AND PROFIT CONTRIBUTION FROM NEW PROJECTS COMPARABLE TO THAT PROJECTED IN THE R&D PROJECTIONS.

              THE PROTECTION OF THE DISCLOSURE LIABILITY SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS CONTAINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 IS NOT APPLICABLE TO PROJECTIONS OR OTHER FORWARD-LOOKING INFORMATION CONTAINED IN THIS OFFER TO PURCHASE.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

                  Item 17 of the Schedule 13E-3 is hereby amended to add the following exhibits:

                  (g)(6) Presentation of Merrill Lynch, Pierce, Fenner & Smith
                         Incorporated to the Board of Directors of Dexter Corporation, dated June 25, 1998 (previously filed as exhibit (g)(6) to the Schedule 14D-1 and incorporated herein by reference).

                  (g)(7) Presentation of Merrill Lynch, Pierce Fenner & Smith
                         Incorporated to the Board of Directors of Dexter Corporation, dated October 14, 1998 (previously filed as exhibit (g)(7) to the Schedule 14D-1 and incorporated herein by reference).

                  (g)(8) Financial projections of Goldman, Sachs & Co. presented at September 17, 1998 meeting between financial advisors of Parent and Special Committee; Project and Product names have been coded by the filing person (previously filed as exhibit (g)(8) to the Schedule 14D-1 and incorporated herein by reference).

                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 23, 1998                 DEXTER ACQUISITION DELAWARE, INC.


                                          By:      /s/ KATHLEEN BURDETT
                                             --------------------------
                                                Name:  Kathleen Burdett
                                                Title: Treasurer

                                          DEXTER CORPORATION


                                          By:      /s/ BRUCE H. BEATT
                                             ---------------------------------
                                                Name:  Bruce H. Beatt
                                                Title: Vice President, General
                                                       Counsel and Secretary

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------

(g)(6) Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Board of Directors of Dexter Corporation, dated June 25, 1998 (previously filed as exhibit (g)(6) to the Schedule 14D-1 and incorporated herein by reference).

(g)(7) Presentation of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Board of Directors of Dexter Corporation, dated October 14, 1998 (previously filed as exhibit (g)(7) to the Schedule 14D-1 and incorporated herein by reference).

(g)(8) Financial projections of Goldman, Sachs & Co. presented at September 17, 1998 meeting between financial advisors of Parent and Special Committee; Project and Product names have been coded by the filing person (previously filed as exhibit (g)(8) to the Schedule 14D-1 and incorporated herein by reference).